March 18, 2005

via U.S. mail

Richard A. Linden
President and Chief Executive Officer
Merge Technologies Incorporated
1126 South 70th Street
Suite 107B
Milwaukee, Wisconsin 53214


Re:	Merge Technologies Incorporated
Preliminary Proxy Statement on Schedule 14A
Filed March 11, 2005
File No.  0-29486

Dear Mr. Linden:

	This is to advise you that we have conducted a limited review of the above preliminary proxy statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that the issuance of exchangeable shares and Merge Technologies common stock to shareholders will not be registered under the Securities Act but instead will be issued in reliance upon the exemption provided by Section 3(a)(10) of the Securities Act. Please provide on a supplemental basis a detailed factual and legal analysis setting forth why you believe you may properly rely on this exemption. In preparing your response, please refer to the Division of Corporation Finance Revised Staff Legal Bulletin No. 3 (October 20, 1999).
2. We note that you are soliciting the vote of your shareholders to approve an amendment to your articles of incorporation to increase the number of authorized shares of common stock from 30 million to 100 million. Clarify whether any of the additional shares to be authorized are needed to consummate the merger. Other than plans to use such additional shares to complete the merger, do you have any current plans, proposals or arrangements necessitating the increase in authorized shares? If so, provide us with a detailed description of such plans, proposals or arrangements and expand the proxy statement accordingly. Alternatively, affirmatively state in your proxy statement that you do not have any current plans, proposals or arrangements necessitating the increase in your authorized capital.
3. You indicate on page 82 that holders of exchangeable shares will be entitled at any time following the effective time of the merger transaction to require redemption by ExchangeCo of any or all of the exchangeable shares held by such holder and that such shares would effectively be exchanged for shares of Merge Technologies. You also indicate that in such a scenario, Merge Holdings will have an overriding right to purchase all but not less than all of the exchangeable shares offered for redemption by such holders, again payable in shares of Merge Technologies. Furthermore, you indicate that it will take 10 to 15 business days from the date of holder`s request for redemption for the holder to receive your shares. Finally, you indicate on page 96 that you have agreed that the issuance of your common stock from time to time in exchange for the exchangeable shares will be registered under the Securities Act as promptly as practicable (but no later than 30 days) after the effective date of the transaction. It appears then that a holder may not receive shares for a period greater than 10-15 business days. Please explain why this is not the case.
4. We note that you currently have pending before the Commission a request for an extension of a previously granted order for confidential treatment. Before we are able to confirm that we have no further comments with respect to your preliminary information statement, we will need confirmation from you that such request has been resolved. Please advise accordingly.

Closing Comments

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Perry Hindin, Staff Attorney, at (202) 942-
2822
with any questions. If you require further assistance, you may contact me at (202) 942-1818 or Barbara C. Jacobs, Assistant
Director
at (202) 942-1800.

						Sincerely,


						Mark P. Shuman
						Branch Chief - Legal
						Office of Computers and Online
Services
cc:	P. Hindin
      via facsimile
Geoffrey Morgan
Michael Best & Friedrich LLP
	(F) (414) 277-0656


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Merge Technologies Incorporated
March 18, 2005
page 1